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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                       (Name of Subject Company (Issuer))

                                CAB MERGER CORP.
                           GUARDIAN FIBERGLASS, INC.
                      (Names of Filing Persons (Offerors))
                             ---------------------

 COMMON STOCK, NO PAR VALUE (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE
                                    RIGHTS)
                         (Title of Class of Securities)

                                   133290106
                     (CUSIP Number of Class of Securities)
                             ---------------------

                                 DAVID A. CLARK
                                   TREASURER
                           GUARDIAN FIBERGLASS, INC.
                                2300 HARMON ROAD
                          AUBURN HILLS, MICHIGAN 48326
                                 (248) 340-1800
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                               PAUL R. RENTENBACH
                              DYKEMA GOSSETT PLLC
                             400 RENAISSANCE CENTER
                          DETROIT, MICHIGAN 48243-1668
                                 (313) 568-6973

                           CALCULATION OF FILING FEE
TRANSACTION VALUATION*  $188,895,432.15         AMOUNT OF FILING FEE  $37,779.09

* Estimated solely for purposes of calculating the amount of filing fee. This calculation assumes the purchase of (i) all 8,817,405 outstanding shares of common stock, no par value, of the Subject Company (the "Common Stock") including associated Series A Preferred Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a price per Share of $18.35 in cash, and (ii) options to purchase Common Stock that will be vested and exercisable immediately prior to the effective time of the merger. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50(th) of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   AMOUNT PREVIOUSLY PAID: Not applicable
   FORM OR REGISTRATION NO.: Not applicable
   FILING PARTY: Not applicable
   DATE FILED: Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Tender Offer Statement on Schedule TO relates to the third-party tender offer by CAB Merger Corp., a Georgia corporation (the "Purchaser") and a wholly-owned subsidiary of Guardian Fiberglass, Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock, no par value (the "Common Stock"), of Cameron Ashley Building Products, Inc., a Georgia corporation (the "Company"), and the associated Series A Preferred Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $18.35 per Share, net to the Seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the "Summary of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY.

     (a) The name of the subject company is Cameron Ashley Building Products, Inc., a Georgia corporation. The Company's executive offices are located at 11651 Plano Road, Dallas, Texas, 75243, telephone, 214-860-5100.

     (b) The class of securities to which this statement relates is the Common Stock, no par value, including the associated Rights, of the Company of which 8,817,405 Shares were issued and outstanding as of April 28, 2000. The information set forth on the cover page and in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Tender Offer Statement is filed by Parent and the Purchaser. The information set forth in Section 9 ("Certain Information Concerning Guardian Industries, Parent and the Purchaser") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

     (b) The information set forth in Section 9 ("Certain Information Concerning Guardian Industries, Parent and the Purchaser") of the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference.

     (c) The information set forth in Section 9 ("Certain Information Concerning Guardian Industries, Parent and the Purchaser") of the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference. During the last five years, to the best knowledge of Guardian Industries, the Purchaser or Parent, none of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. All of the persons listed on
Schedule I to the Offer to Purchase are citizens of the United States.

ITEM 4. TERMS OF THE TRANSACTION.

     The information set forth in the Offer to Purchase is incorporated herein by reference.

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

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) None.

     (b) The information set forth in the Introduction, Section 11 ("Background of the Offer and the Merger; Past Contacts or Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Tender and Option Agreement; Other Agreements; Other Matters") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction, Section 11 and Section 12 of the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years that would be required to be disclosed under this Item 5(b) between any of the Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of the Purchaser and Parent, any of those persons listed on Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

     (a), (c)(1)-(7) The information set forth in the Introduction, Section 7, ("Effect of the Offer on the Market for the Shares; New York Stock Exchange Quotation; Exchange Act Registration and Margin Securities"), Section 11 ("Background of the Offer and the Merger; Past Contacts or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Tender and Option Agreement; Other Agreements; Other Matters") and Section 13 ("Dividends and Distributions; Changes in Stock") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Section 10 ("Source and Amount of Funds") and
Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in the Introduction and Section 9 ("Certain Information Concerning Guardian Industries, Parent and the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; New York Stock Exchange Quotation; Exchange Act Registration and Margin Securities"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Tender and Option Agreement; Other Agreements; Other Matters") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

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

ITEM 12. EXHIBITS.

(a)(1)(A)  Offer to Purchase.
(a)(1)(B)  Letter of Transmittal.
(a)(1)(C)  Notice of Guaranteed Delivery.
(a)(1)(D)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
           Nominees.
(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Banks, Trust
           Companies and Other Nominees.
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
(a)(1)(G)  Form of Summary Advertisement dated May 12, 2000.
(a)(1)(H)  Press Release, dated May 1, 2000, issued by Parent
           (previously filed with the Schedule TO filed by the Purchaser and Parent on May 2, 2000 and incorporated herein by reference).
(b)        None.
(d)(1) Agreement and Plan of Merger, dated as of April 28, 2000, by and among the Company, Parent and the Purchaser.
(d)(2) Tender and Option Agreement, dated as of April 28, 2000, among the Purchaser and each of the Company shareholders a signatory thereto.
(d)(3) Confidentiality Agreement, dated February 10, 2000, between the Company and Guardian Industries Corp.
(g)        None.
(h)        None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CAB MERGER CORP.

                                          By: /s/ DAVID A. CLARK
                                            ------------------------------------
                                            David A. Clark
                                            Chairman and Treasurer

                                          GUARDIAN FIBERGLASS, INC.

                                          By: /s/ DAVID A. CLARK
                                            ------------------------------------
                                            David A. Clark
                                            Treasurer

Dated: May 12, 2000

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                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                            DESCRIPTION
 -------                           -----------
(a)(1)(A)  Offer to Purchase.
(a)(1)(B)  Letter of Transmittal.
(a)(1)(C)  Notice of Guaranteed Delivery.
(a)(1)(D)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
           Nominees.
(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Banks, Trust
           Companies and Other Nominees.
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
(a)(1)(G)  Form of Summary Advertisement dated May 12, 2000.
(d)(1)     Agreement and Plan of Merger, dated as of April 28, 2000, by and among the Company, Parent and the Purchaser.
(d)(2)     Tender and Option Agreement, dated as of April 28, 2000,
           among the Purchaser and the Company shareholders a signatory thereto.
(d)(3)     Confidentiality Agreement, dated February 10, 2000, between the Company and Guardian Industries Corp.

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